GLOBALFOUNDRIES INC. 400 STONEBREAK ROAD EXTENSION MALTA, NY 12020 Your Vote Counts! GLOBALFOUNDRIES INC. 2023 Annual General Meeting Vote by August 1, 2023 11:59 PM ET V19315-P95283 You invested in GLOBALFOUNDRIES INC. and it’s time to vote! You have the right to vote on proposals being presented at the Annual General Meeting. This is an important notice regarding the availability of proxy material for the shareholder meeting to be held on August 2, 2023. Get informed before you vote View the Notice, Proxy Statement and Annual Report on Form 20-F online OR you can receive a free paper or email copy of the material(s) by requesting prior to July 19, 2023. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy. For complete information and to vote, visit www.ProxyVote.com Control # Smartphone users Point your camera here and vote without entering a control number Vote in Person or Virtually at the Meeting* August 2, 2023 8:00 a.m., Eastern Time The Offices of Greenberg Traurig LLP One Vanderbilt Avenue, 29th Floor New York, NY 10017 www.virtualshareholdermeeting.com/GFS2023 *Please check the meeting materials for any special requirements for meeting attendance. If you are attending the meeting in person, you will need to request a ballot to vote these shares. V1.1

1. Election of Directors Nominees: 01) Martin L. Edelman 02) David Kerko 03) Jack Lazar 04) Carlos Obeid 2. Ratification of KPMG LLP as the Company’s independent public accounting firm for the Company’s fiscal year ending December 31, 2023. Vote at www.ProxyVote.com THIS IS NOT A VOTABLE BALLOT This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters. Voting Items Board Recommends Prefer to receive an email instead? While voting on www.ProxyVote.com, be sure to click “Delivery Settings”. V19316-P95283 For For